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                [LETTERHEAD MORRIS, MANNING & MARTIN, L.L.P.]



                                 May 22, 1997


VIA EDGAR

Securities and Exchange Commission
Main Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549

      Re:  Melita International Corporation
           Registration Statement on Form 8-A under the Securities
           Act of 1934

Ladies and Gentlemen:

     As counsel for Melita International Corporation (the "Company"), we respectfully request that you withdraw the Company's Registration Statement on Form 8-A filed on March 28, 1997 to prevent it from going effective through lapse of time. For your information, the File Number for the Form 8-A is 000-22317.

     Please direct any questions or comments to the undersigned or to Larry W. Shackelford at (404)233-7000.



                                             Respectfully,


                                             /s/ Lauren Z. Burnham
                                             ---------------------
                                             Lauren Z. Burnham

Enclosures
cc: Mr. Aleksander Szlam
    Mr. J. Neil Smith
    Brent B. Siler, Esq.
    John F. Sandy Smith, Esq.
    The Nasdaq Stock Market